UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                      AMENDMENT NO. 1 TO FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SEURITIES OF
             SMALL BUSINESS ISSUERS Under Section 12(b) or
               (g) of the Securities Exchange Act of 1934


                   Business Translation Services, Inc.
             ---------------------------------------------------
               (Name of Small Business Issuer in its charter)


             Nevada                               88-0430189
 -------------------------------   ---------------------------------------
 (State or other jurisdiction of   (I.R.S. Employer Identification Number)
  incorporation or organization)


  500 N. Rainbow, Suite 300, Las Vegas, Nevada           89107
 ------------------------------------------------    -------------
    (Address of principal executive offices)          (zip code)


          (702) 221-1952 (PHONE)         (702) 221-1963(FAX)
       ---------------------------------------------------------
                  Issuer's Telephone and Fax Number


Securities to be registered under section 12(b) of the Act:


      Title of Each Class            Name on each exchange on which
      to be registered               each class is to be registered

      --------------------------    --------------------------------

      --------------------------    --------------------------------

Securities to be registered under section 12(g)of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 2,200,750 issued and outstanding as of May 31, 2000.

NOTE: THIS AMENDMENT IS BEING FILED TO PROVIDE THE CORRECT THE ARTICLES OF INCORPORATION FOR THIS ISSUER WITH ITS REGISTRATION STATEMENT.

FORWARD LOOKING STATEMENTS

Business Translation Services, Inc., a developmental stage company
("Business Translation Services, Inc," or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the competition in the translation industry, the difficulty in providing clients with accurate translated materials, more established and better funded busniness in the translation industrying information, lack of marketing and lack of a customer base, and the Company's ability to implement its product strategies to develop its business in the translation markets. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

               INFORMATION REQUIRED IN REGISTRATION STATEMENT


Part I   .........................................................  4

Item 1.  Description of Business..................................  4
Item 2.  Management's Discussion and Analysis or Plan of
         Operation................................................ 15
Item 3.  Description of Property.................................. 15
Item 4.  Security Ownership of Management and Others and Certain
         Security Holders......................................... 16
Item 5.  Directors, Executives, Officers and Significant
         Employees................................................ 16
Item 6.  Remuneration of Directors and Executive
         Officers................................................. 18
Item 7.  Interest of Management and Others in Certain
         Transactions............................................. 18

Part II  ......................................................... 19

Item 1.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters.............. 19
Item 2.  Legal Proceedings........................................ 20
Item 3.  Recent Sales of Unregistered Securities.................. 20
Item 4.  Description of Securities................................ 20
Item 5.  Indemnification of Directors and Officers................ 21

Part F/S ......................................................... 23

Item 1.  Financial Statements..................................... 23
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure.....................  23

Part III ........................................................  26

Item 1.  Index to Exhibits.......................................  26
Item 2.  Description of Exhibits................................   26

                                  Part I

Item 1.  Description of Business

A.  Business Development, Organization and Acquisition Activities

The Company was organized July 1, 1999, under the name, Pupettown.com, Inc., the name of the Company was subsequently changed to Business Translation Services, Inc. Amended Articles of Incorporation were filed with the Secretary of State of Nevada to change of the name of the Company. The original articles of the Company authorized the issuance of twenty million (20,000,000) shares of Common Stock at par value of $0.001 per share and five million (5,000,000) shares of Preferred Stock at par value of $0.001. Activities to date have been limited primarily to organization, initial capitalization, finding an appropriate operating facility in Las Vegas, NV, and commencing with initial operational plans.

On July 27, 1999, the Company issued 750,000 shares of its $.001 par value common stock for cash of $1,500. Of the total amount, $750 is considered common stock, and $750 is considered additional paid-in capital.

In January, 2000, the Company sold four hundred fifty thousand seven hundred fifty (450,750) shares of its common stock in connection with a public offering at a price of $0.10 per share for $45,075 in cash to approximately
52 shareholders.  The public offering was registered with the Nevada
Securities Division. The Company was issued a permit to sell securities to the public in the State of Nevada (R97-667) from the Nevada Securities Division on October 13, 1999, pursuant to Nevada Revised Statutes Chapter 90.490. This offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1993, as amended, pursuant to regulation D, Rule 504, of the Act. The offering was closed January 31, 2000. A Form D, was filed with the Securities and Exchange Commission on or about February 9, 2000.

On March 28, 2000, the Company issued 1,000,000 shares of its $.001 par value common stock at $0.10 per share to a Company director for cash of $10,000. Of the total amount, $1,000 is considered common stock, and $9,000 is considered additional paid-in capital.

There have been no other issuances of common or preferred stock.

Corporate and administration office of the Company is located at 500 N. Rainbow, Suite 300, Las Vegas, Nevada 89107, and its telephone number is
(702) 221-1952.

The auditors of the Company have issued a going concern opinion in Note 5 of the Notes to Financial Statements, (May 31, 2000) which states in pertinent part the following, "Without realization of additional capital, it would be unlikely for the Company to continue as a going concern." It is, however, the intent of the Company to seek to raise additional capital via a private placement offering pursuant to Regulation "D" Rule 505 or 506.

B.  Business of Issuer

The Company plans to offer translation services of conventional documents and software written in one language and translated into other language, and to specialize in providing translators for face-to-face meetings. The Company also plans to convert text from one language to another giving careful consideration to the nuisances of translating the meaning of words and ideas from one language to another.

The Company plans to investigate computer software programs directed toward the development of computer-based machine translation systems. These new powerful information tools will provide the basis for the development of new products. The basic business model is to accelerate technical developments, together with product marketing and sales, to create unique translation products for special niche markets. The Company believes that this strategy will result in positive business results for the Company, although there are no assurances that this strategy will be successful.

The Company plans to distinguish itself as a translation and localization service provider, generally using contracted human resources and industry-available technology and software tools. The Company intends to pursue a strategy which will enable it to expand its business through identifying companies that fit the Company's consolidation guidelines, and contracting with these companies to provide translating services. The Company has identified individuals who are fluent in the languages of Spanish, Russian and Ukraine These people will be hired as independent contractors, on a per assignment basis to translate for the Company.

Additionally, if the Company can become successful it intends to expand its existing translation services and to continue to research and develop advanced translating technologies. There can be no assurances that this will take place.

The Company recognizes that a that the translating industry is a labor intensive process. Management of the Company believes this is necessary in order to translate words which express ideas and concepts from one language to another

(1)  THE TRANSLATION MARKET

The translation  market breaks down into two broad categories, they are:
"retail" and "professional/technical." The retail translation segment includes a variety of applications such as general business correspondence, consumer product marketing, newspapers, magazines, literary works, chat room conversations, TV shows, news programs, personal letters and similar forms of commercial and interpersonal communications.

The professional/technical translation market includes all types of business products and services as well as government publications requiring translation. Virtually all businesses which export products or services require that their products be tailored to the local target market or country.

The Company plans to devote most of its resources to competing in the professional/technical market.

The demands of the professional/technical market on translators are substantially greater than those in the retail translation market. Not only is native fluency in the target language required, but knowledge of the terms and vocabulary of the particular business is also required. Translators must also be language competent in the source language to understand the sophisticated concepts of the products. Businesses often hire bilingual or multilingual persons as translators and teach these translators the details of their products or services, rather than depend upon an outside translation company with language skills but no product knowledge.

As the world becomes more assessable through air travel and the internet, the demand for language translation is growing at 25 - 30% per year, according to one industry report. Among the fastest growing translation markets are (i) Eastern Europe, including the countries comprising the former USSR, due to the multiple language needs in those countries and (ii) the Asia/Pacific region due to their emerging markets which appeal to global businesses. (iii) the
Latin America market, as it continues to grow in population and economic
Development.   Computer-aided language translation is an emerging trend.
Management estimates that machine translation systems currently represent sales of approximately one percent of the total market potential exceeding $10 billion annually.

(2)  CURRENT SERVICES AND PRODUCTS

The Company plans to specialize in managing and producing high volume, technical translations for face-to-face business meetings, and translating business materials. The Company plans to provide a full range of translation and localization services to international customers as well as customers preparing to engage in international commerce. The Company plans to translate product materials and help customers localize products and services for the global marketplace. The Company plans to provide services that are customized to the customer's requirements.

The primary products and services the Company currently provides are as follows:

    1.   Multilingual Localization and Translation, including

         o    Face-to-Face Translating Service for Business Meetings.
         o    Product management to translate business materials.
         o    Coordination of in-country review of translated materials.
         o    Production of translated materials.
         o    Multimedia localization and production

   2.    Internationalization and Development Consulting

   3.    Facilities Management and Resource On-Site Placement
         Services of native translators.

Historically, the process of multilingual localization has been highly labor intensive. Much of the hands-on work has been done principally by independent translators and editors retained by the Company, as well as Company employees. Various computer-assisted translation tools have been employed to reduce costs and to enhance consistency. The Company plans to utilize these software applications for extracting and storing data, to preserve formatting during the translation process, for dictionaries, for presentation of text and use of previous translation. The Company recognizes, that once these materials have been translated by a software program, they need to be individually reviewed and edited by native speakers of the language to ensure the proper translations of concepts and ideas, and not just literal translations of the words themselves. In this regard, the Company's translation memory capabilities have depended upon the storage of and access to previously translated material in computer usable form.

The Company's ability to take advantage of translation software memory depends on the stability of customers, types of products, material to be translated and customer requirements. If variables negatively affect any of the foregoing factors, such as occurs with first-time customers or when translating materials in new topics, the translating task becomes very costly and labor intensive.

Management believes that tracking and costing procedures will be an integral part of producing its specialized services. The Company plans to place a strong emphasis on what it believes to be efficient processes, and management believes that centralized project management is necessary to efficiency of each job. Certain core functions such as editing, proofreading, desktop publishing and client coordination are part of central project management. In preparing work for translation from one language to another a project editor may identify problems or issues which are relevant across the entire project. The Company believes that central control of the process is the best way to handle certain situations, such as the identification of software bugs.

The Company plans to provide a range of communications facilities by utilizing its own internal systems. Files are prepared for translation by the Company's contract technical staff and are distributed electronically to translators either locally or in the applicable country. The Company plans to hire independent contract translators who are native speaking professionals in the target language, and are required to know the subject matter of the area in which they translate. In addition, a project must have technically knowledgeable staff in the source language, preferably a specialist in that area. Translated versions are returned to the Company for technical review, proofing and compilation if software is involved. The target language versions are then distributed to appropriate client locations, which may be multiple locations or a central site. It is the Company's goal to considers itself an extension of the client's documentation and software development departments

The Company realizes that many of its customers do not possess all the expertise needed to manage the localization process. The Company, therefore, has created expanded services including management consulting and on-site management. Systems development and consulting services also include product planning and redesign for local markets. The Company understands the changes in technology, that taking a product to a global market can be a difficult proposition. In order to offset the technical difficulties for its customers, the Company plans to take an active role in the development and modifications of its customers' products to support local specifications and character encoding for different regions of the world. These services allow the Company to manage the localization while simultaneously allowing the customer to manage their product. Therefore, costs are reduced while quality is maintained.

(3)  CUSTOMERS

The Company plans to provides translation and localization services to a targeted audience and industry sectors, with an emphasis on face-to-face translating services for the Spanish and Ukraine markets. The Company's target markets include nearly all professional technical and industrial applications such as financial, medical, legal, trade publications, automotive, software, technical abstracts, equipment and instrumental manuals.

Management plans to target its services towards the Spanish and Ukraine markets. The Company believes that Chinese will also become more significant in the future; however, it has no near terms plans to target its efforts at the Chinese market.

(4)  TECHNOLOGY APPLICATIONS

Management of the Company has followed the progress of machine translation over the years. After review and consideration, the Company concluded that to the best of its knowledge no one system exists that meets its standards of accuracy, efficiency and effectiveness. It is for this reason, management believes a software program can only translate words literally, and in most cases the meaning and context of the translation is lost. For example, a literal translation of a person who is "high spirited" into the Russian language would literally translate as "tall Vodka." In the Spanish language the literal translation of a person who has "no pelos en la lengua," would literally translate to a person who has "no hairs on his tongue." This does not mean anything until it is translated to the meaning that the person, "talks so much that his tongue never rests."

Therefore, the Company needs to develop its responses to common problems in the localization process. The goal for the design of computer systems and machine tools is to enhance and expedite the manual translation process. In general, it becomes more efficient to edit translated materials into the proper context, than to translate the materials from word one. The currently available translating software tools and systems do not address some of the problems involved in the translation/localization of a text from a source language to a target language by dealing with the following ambiguities:

o    Lexical ambiguity--multiple meanings (polysemy) of the same words.

o Structural ambiguity--language that is vague, unclear and or uncertain in meaning.

o Contextual ambiguity--words can acquire idiosyncratic meaning within specific context; these meanings do not relate to the normal senses of the words as normally used.

The Company remains committed find the best available translating software to minimize the necessary editing. This is critical to the Company when it is hired to translate target applications for information technology and telecommunications which include products such as software with technical/operating manuals, software help, and software documentation.


(5)  COMPETITION

The worldwide translation market is estimated by OVUM, a market research company specializing in this area and by LISA (Localization Industrial Standards Association) to be approximately $20 billion annually. Both firms estimate annual growth rates at 25%-30%, due to the globalization of commerce which requires the localizing of a product or service to a particular country. An unknown percentage of language translation is performed "in house", that is, by medium and large sized multinationals with product offerings in 10-20 languages. Companies as diverse as Caterpillar, Boeing, Oracle, IBM, Bloomberg, and XEROX have in-house translation staffs for certain languages. Companies that perform translation as a business tend to be small firms with revenues of $300,000 to $700,000. The Company estimates that 95% of the 3000+ U.S.-based translation agencies have revenues of less than $1.5 million.

As translation/localization contracts become larger, Company management believes that large corporate customers will continue to migrate to the solution-based models offered by large capacity service providers. While the Company's competitors can currently be divided into two main subcategories, traditional translation companies and machine translation and/or solution-based companies offering large capacity machine translation products and/or solution-based models, Company management believes that within a relatively short period of time the Company will be competing primarily with companies in the second subcategory.

Management believes that the common structural flaw of competitors' machine translation systems is their reliance upon software driven by linguistic rules, which are rules developed by academic linguists to address grammar, syntax, lexical usage, context, sentence structure and the like. The Company's solution to the problem is fundamentally different and simpler than the rule based systems. The Company's approach relies upon mathematical and statistical evaluations of dual language texts in particular topics. By statistically analyzing substantial amounts of legacy text in two languages, patterns of word matches, as well as phrase and sentence matches become apparent and remembered in such a way to allow the translation of newly inputted text with a target accuracy of 90% + correct.

Competition in the translating industry is dominated by approximately 3,000 small to mid size companies. These companies charge on average 12 cents to 15 cents per word for the translation of written documents. The Company will be competing with these competitive companies for the same customer base. Therefore, the Company plan to focus on providing translating services to business who need face-to-face "live" translators at there business meetings

The Company plans to differentiate itself from its competitors not only in its face-to-face approach but also in its marketing strategy . The Company's strategy is to develop specific niche translation products for Spanish and Ukraine markets, and target, financial, pharmaceutical and environmental in which the customer pays a flat fee-for-service, competitive bid model, so that they can manage their translating budgets accordingly. The Company is setting product priorities based upon the best combination of development time and profitability.

It is management's point of view that many more companies outside the U.S. perform translation since the non-US market is substantially larger than the U.S. market. The same fragmented market structure of thousands of small firms prevails overseas. Worldwide, fewer than 10 companies have annual translation revenues of over $50 million.

The Company's principal competitors in traditional language translation include Berlitz, Lernout & Hauspie, N.V., Bowne Translation Division, Alpnet, Lionbridge and XEROX Lingua. In machine translation, the Company's principal competitors include Logos, Systran, Transparent Language Inc., and the Language Technologies division of Lernout & Hauspie. All of these competitors have substantially greater financial resources, more extensive experience, and better established research and development, marketing and servicing capabilities than the Company.

Company management believes that competition in the machine translation market is based primarily upon accuracy, functionality, ease-of-use, versatility and price. The Company's performance will depend on its ability to innovate, as well as maintain and solicit quality people in technical, sales and management positions.

(6)  EMPLOYEES

The Company currently has two (2) employees, they are: One (1) President and Chief Executive Officer (Dave Benedetti); and one (1) Secretary (Ed DeStefano). In order to implement the aggressive business plan of the Company, management recognizes that some additional staff may be required in the future, once the company becomes profitable.

The Company's plans to hire independent contractors' as translators. This would include native-speaking professionals in the target language, who are required to know the subject matter of the area in which they translate. In addition, a project must have technically knowledgeable person in the source language, preferably a specialist in that area.

Management does not believe that machine translation software can adequately translate written materials; therefore, the Company will need qualified individuals as quality-control personnel and as translators of subject areas that have not been mechanized. The Company expects that the available pool of qualified translators will not grow as rapidly as the growth in the translation and localization market as a whole. The Company does not have a plan to address the issue of the shortage of personnel to translate materials.

It is also important to note that the Company anticipates that it will not generate any income unless it can identify business and individuals in need of its translating services. This in itself will not guarantee any income. Therefore, the Company can incur losses and negative cash flow over the next twelve (12) to eighteen (18) months. There is no guarantee that the Company will ever operate profitably or even receive positive cash flows from full operations. This is especially the case if the Company cannot attract new customers for its services.

(7)  RISK FACTORS

(a) THE SUCCESSFUL IMPLEMENTATION OF THE BUSINESS STRATEGY IS DEPENDENT UPON MANAGEMENT PERSONNEL AND EXECUTIVE OFFICERS.

The Company's operations are dependent upon the continued services of Officer's of the Company, and the Company's ability to hire and retain qualified translators and technical personnel. The loss of services of any of the those executive officers or other management or personnel, whether as a result of death, disability or otherwise, would have a material adverse effect upon the Company's business.


(b)  POSSIBLE INABILITY TO FIND SUITABLE EMPLOYEES.

The Company currently has two (2) employees. One (1) President and Chief Executive Officer (Dave Benedetti); and one (1) Secretary (Ed DeStefano).
In order to implement the aggressive business plan of the Company, management recognizes that some additional staff may be required in the future, once the Company becomes profitable.

The Company also plans to hire independent contractors as translators.
This would include native-speaking professionals in the target language, who would be required to know the subject matter of the area in which they are providing translation services. In addition, a project must have a technically knowledgeable person in the source language, preferably a specialist in that area.

It is entirely possible that neither will the Company be able to find
The optimum staff to run its operations from a central office in America, Nor be able to staff its operations adequately abroad, where crack Translators are necessary, as well as bi-lingual personnel who know the local Market and can function as corporate executives with full fluency in English And a working knowledge of the global marketplace.

Additionally, in order to take advantage of the technological opportunities presented by this historical moment, the Company must find software developers who are both technically-skilled and sophisticated in their understanding of linguistics. The Company cannot ensure that its intention to discover and hire such qualified people will be successful.

Moreover, as Management does not believe that machine translation
Software can adequately translate written materials by itself, the Company will need qualified individuals as quality-control personnel and as translators in subject areas that have not been mechanized. The Company expects that the available pool of qualified translators will not grow as rapidly as the growth in the translation and localization market as a whole. The Company does not have a plan to address the issue of the shortage of personnel to translate materials.

(c)  GOVERNMENT AND GLOBAL REGULATION.

New regulating bodies like the WTO are emerging that give structure to the global economy. hese bodies may impose restrictions or require commitments with which the company will not be able to comply or which may adversely effect its prospects.

There may also be unforeseeable events related to the ways that International commerce and business are regulated. Volatile political events could give rise to as yet unformed or undeveloped political movements like those that disrupted the WTO meetings in Seattle and Washington,D.C. within the Past few months. And though, because translation services are always needed, even, perhaps especially in times of conflict, the company feels its primary business to be one for which the demand is constant, there is no guarantee that this is so and indeed may prove irrelevant based on political turmoil.

(d)  POSSIBLE LIABILITY FOR SERVICE PROVIDED.

There is no guarantee that the level of coverage secured by the Company will be adequate to protect it from risks associated with claims that exceed the level of coverage maintained. As a result of the Company's limited operations to date, no threatened or actual claims have been made upon the Company for service liability.

(e)  THE COMPANY MAY BE RELYING ON A FAULTY MODEL OR MODELS

As stated above, the company's plan to compete with larger and better-financed competitors who have established reputations in the areas of language teaching for business, and translation, is dependent in part on two innovations. 1) is a way of creating translation software that is based on more efficient and business-appropriate mathematical and statistical models rather than academic and linguistic ones; the other, 2), is based on a plan to contract services for a flat fee that will help the client company to plan and focus its translation budget, thus making the Company a preferable option over competitors who charge using the standard measure, which is to bill clients by the word. (See "COMPETITION").

These are based on managements belief not on any provable or demonstrable track record. One or both may prove to be deeply flawed or simply an idea that fails to materialize.

As to the Company's statistical model, even if it works well, it may not sufficiently minimize the time it takes to do basic and usable machine-based translations of complex and unique documents in a variety of languages over a wide range of fields. What works well for a document concerning Spanish pharmaceutical products may prove inadequate to translate one concerning steel production in Ukraine. In other words, there is no guarantee that the Company can with one super software program save sufficient time in replicable ways all over the world to generate translations that won't require their human editors as much time to rework as would have been required to translate them from scratch.

(f)  RISKS IN PRICING STRATEGIES

The flat-fee plan may result in serious losses if, in the bidding phase, it is not cost-estimated with real clarity about how long and how much will be required to do the job at hand. Low bids could prove costly or even disastrous if sufficient care and business sense are not used when the original fee is contracted. And there is of course no guarantee that a flat fee alone will draw clients away from larger and more established and well-known firms.

(g)  POSSIBLE FAILURE TO DEVELOP PRODUCT INNOVATIONS QUICKLY ENOUGH

The Company plans to investigate computer software programs directed toward the development of computer-based machine translation systems. These powerful new information tools will provide the basis for the development of new products. The basic business model is to accelerate technical developments, together with product marketing and sales, to create unique translation products for special niche markets.

This plan is based on the Company's ability to develop the new translation software products referred to in a way timely enough to take solid competitive advantage of the current state of the industry. The Company, may nor may Not be successful, and its business, or some of the other competitors who are attempting to do the same thing may do so before the Company can capture the market.

(h) THE COMPANY OPERATES IN HIGHLY COMPETITIVE MARKETS LOCATED IN HIGHLY VOLATILE PARTS OF THE WORLD.

The competition currently striving to outdo each other for translation contracts in the former Soviet Union and Latin America is fierce, and as previously acknowledged are better-funded, already established, and known to the client base in these countries. The Company is not recognized in the translating community as compared to the larger competitors.

Moreover the regions in which where the Company plans to focus its initial operations are in highly volatile areas geo-politically. The Company's lack of expertise in the Ukrainian language and in the language groups of the former Soviet Union is a case in point as that area of the world is one filled with uncertainty, recent terrorist activities, the war in Chechnya, and strong nationalist elements of both right and left who consider both Americans and capitalism to be alien forces could all result in making it impossible to carry out a normal and successful business.

Similarly, with Spanish language translation, the Company must take into account the volatility and instability of Mexico and of Latin and South America. The crisis of confidence in the Mexican government and the difficult situation in Chiapas, the problem throughout the region of unpaid loans to the IMF and World Bank that affect the amount of tax monies available to feed its people, and the situations in Columbia and Peru are destabilizing factors that could jeopardize the creation of a climate in which normal and profitable business activities can thrive.

(i) REVENUES DERIVED FROM INTERNATIONAL OPERATIONS, AND A DOWNTURN IN INTERNATIONAL COMMERCE, COULD SEVERELY IMPACT RESULTS OF OPERATIONS.

A portion of the Company's business could be conducted outside the United States. International trade is influenced by many factors, including economic and political conditions, employment issues, currency fluctuations and laws relating to tariffs, trade restrictions, foreign investments and taxation. As a result, the Company's operations are subject to various risks such as loss of revenue due to the instability of foreign economies, currency fluctuations and devaluations, adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights. Moreover, many of the countries where the Company plans to operate have legal systems that differ from that of the United States and may provide substantially less protection for foreign investors. A reduction in the level of international trade, material restrictions on trade or a downturn in the economies of countries in which the Company plan to operate could have an adverse effect on the results of the Company's operations.

(j) FAILURE TO CONVINCE POTENTIAL CLIENTS OF THE VALUE OF OUTSOURCING AN INDEPENDENT TRANSLATION SERVICE

As stated above (See "Business"), many companies operating in the Global marketplace currently employ in-house translators who are trained not only in languages but also in the specialized vocabularies and modes of discourse of the industry in which the company does business. These companies tend to believe that it is more cost-effective for them in the long run to hire and train in-house translators in order to take into account these factors.
The company's success will depend on being able to overcome this set of objections to our becoming the translation arm of such companies.
Despite the Company's belief that they will be able to provide such services effectively and profitably to companies who require translation services, it is possible that the Company will not be able to overcome this strongly-held belief. It is possible that they may overcome the objection in some companies, but not in enough to make their global business work. It is possible that even some companies who would consider their services will be hesitant to part with translator already familiar with their businesses and ways of operating.

(k) POTENTIAL UNWORKABILITY OF REVIEWING COMPUTER-TRANSLATED TEXTS BY NATIVE SPEAKERS

Native-speaking people will be required to go over Manuscripts translated by the software programs in order to make sure that literal translations and mechanical misunderstandings have not marred the finished product. Despite the Company's belief that this process will be shorter and more cost-effective than creating translations from scratch, it may be that this belief will prove to be erroneous. It may be that the process of correcting such a document or manuscript will be laborious and time-consuming and will require too many man-hours to do well, which would undercut the Company's ability to make a profit and to bid competitively.

(l)  OTHER RISKS

In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential investors should keep in mind other possible risks that could be important.
                                       13

(8) Raw Materials and Suppliers

The Company does not plan to utilize any raw materials.

(9) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, and Labor Contracts

The Company regards substantial elements of its future Web site and underlying infrastructure and technology as proprietary and attempts to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. The Company plans to enter into confidentiality agreements with its future employees, future suppliers and future consultants and in connection with its license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently.

(10) Regulation -- Government Regulation.

The Company plans on obtaining all required federal and state permits, licenses. Therefore, the company will adhere to all government regulations and ensure that its in compliance with government regulations.

It is the Company's responsibility to ensure all regulations are followed for the various federal, state and locals laws that would affect the Company's business. The Company is also subject to laws and regulation with respect to minimum wage, overtime and other working conditions, discriminatory practices and accommodations of persons with disabilities. There can be no assurance that the Company's operations and profitability will not be subject to more restrictive regulation or increased taxation by federal, state, or local agencies.

(11)  Impact of Environmental Laws

The Company is not aware of any federal, state or local environmental laws which would effect is operations.

(12) Present Licensing Status

None -- Not Applicable.

Item 2.  Management's Discussion and Analysis or Plan of Operation

A.  Management's Plan of Operation

1) In its initial operating period July 1, 1999 (date of inception) through May 31, 2000, the Company incurred a net loss of $1,595 from operations. On July 27, 1999, the Company issued 750,000 shares of its $.001 par value common stock for cash of $1,500. It has yet to receive any revenues from operations. An original stock offering was made pursuant to Nevada Revised Statues Chapter
90.490. This offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1993, as amended, pursuant to Regulation D, Rule 504, of the Act. Additionally, the Company sold four hundred fifty thousand seven hundred fifty (450,750) shares of its common stock in connection with a public offering at a price of $0.10 per share for
$45,075 in cash to approximately 52 shareholders.   The offering was closed
January 31, 2000. A Form D, was filed with the Securities and Exchange Commission on or about February 9, 2000. On March 28, 2000, the Company issued 1,000,000 shares of its $.001 par value common stock at $0.10 per share to a Company director for cash of $10,000. As of May 31, 2000, the Company has two million two hundred thousand seven hundred fifty (2,200,750) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately fifty-four (54) shareholders of record, including the company's founder. The Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is, however, the intent of the Company to seek to raise additional capital via a private placement offering pursuant to Regulation "D" Rule 505 or 506 or a private placement.

Business Translation Services, Inc. is a developmental stage company. The Company plans to offer translation services of conventional documents and software written in one language and translated into other language, and to specialize in providing translators for face-to-face meetings.

(2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(3) Management believes that the Company's future revenues and success will be entirely dependent of its ability to develop a customer based, and build awareness for its services in the translation industry.

(4) Management does not anticipate any significant changes in the number of its employees over the next approximately twelve (12) months.

B.  Segment Data

As of May 31, 2000, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.  Description of Property

A.  Description of Property

The Company's corporate headquarters are located at 500 N. Rainbow, Suite 300, as Vegas, NV 89107. The Company is renting these offices on a month-to-month basis.

Management believes that this is currently suitable as the main administrative office and research facilities for the next twenty-four
(24) months. The Company does not have any additional facilities, and there are currently no proposed programs for the renovation, improvement or development of the properties currently being leased by the Company.

B.  Investment Policies

Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.  Security Ownership of Management and Others and Certain Security
         Holders

A.  Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information concerning stock ownership of
(i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock.

                                                        Amount
Title    Name and Address                               of shares   Percent
of       of Beneficial                      Date        held by     of
Class    Owner of Shares     Position       Purchased   Owner       Class
------   ----------------    ---------       ---------  -------     -------
Common   David Benedetti(1)  Chairman/CEO   01/31/00        7,500    0.003%
Common   Ed DeStefano(2)     Secretary      07/27/99      650,000   29.53%
Common   Angela Arnone(3)    None           03/28/00    1,000,000   45.43%
------------------------------------------------------------------------
Directors & Officers                                    1,657,500   74.96%
and Directors as a Group (2 Persons)


(1) c/o Business Translation Services, Inc., 7149 E. Navarro Avenue, Mesa, AZ 85208.
(2)  195 W. Central Avenue, #236, Brea, California  92621.

(3)  9604 Royal Lamb Drive, Las Vegas, Nevada  89145.

B.  Persons Sharing Ownership of Control of Shares

    No person other than Ed DeStefano and Angela Arnone own or shares the power to vote ten percent (10%) or more of the Company's securities.

C.  Non-voting Securities and Principal Holders Thereof

    The Company has not issued any non-voting securities.

D.  Options, Warrants and Rights

    There are no options, warrants or rights to purchase securities of the Company.

E.  Parents of the Issuer

    Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.  Directors, Executive Officers and Significant Employees

A.  Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:


  Name       Age              Position
----------  ---- -----------------------------------------------------------
David Benedetti  45    President, Chief Executive Officer, Chief Financial
                       Officer and Director

Ed DeStefano     65    Secretary and Director


The Company maintains employment agreements with Mr. Benedetti, the material provisions of these agreements includes:

a) Term. May 1, 2000 to April 30, 2000, and shall continue on a Year-to-year basis unless terminated by the Company.

b)  Compensation.  $6,000 per year.

c) Duties. Employee shall perform all necessary duties associated with their jobs.

d) Best Efforts. Employee shall devote best efforts to the business to the reasonable satisfaction of the Company.

e) Expenses. Employee is authorized to incur reasonable expenses for furthering the Company's business.

f) Termination. 1) Agreement can be terminated for cause; 2) Company may terminate without cause by giving 90 days written notice;
    3) Employee may terminate without cause by giving 90 days written notice.

g) Confidentiality. The Employee shall not divulge to others any information they may obtain during the course of their employment related to the business of the Company without first obtaining written permission of the Company.

h) Assignment of Agreement. No party may assign or otherwise transfer this Agreement or any of its rights or obligation hereunder without the prior written consent to such assignment or transfer by the other party hereto; and, all the provisions of this Agreement shall be binding upon the respective employees, delegates, successors, heirs and assigns of the parties.

For further information concerning Employment Contracts, see Exhibit 10 I , in this filing entitled Material Contract--Employment Contract.

The Employees plan to spend the necessary time to further the business of Business Translation Services, Inc. (Mr. Benedetti, plans to devote approximately five hours per week or as required and Mr. DeStefano plans to devote approximately eight hours weekly or as required). Neither of these Officers have any experience in managing a company which specializes in translation services, such as Business Translation Services, Inc.

B.  Family Relationships

None - Not Applicable

C.  Work Experience

The company is managed and led by David Benedetti, who has been an educator for a number of years. His work history is as follows:

2000-Present, President, Business Translation Services, Inc.
1996-Present, Educator, Gilbert School District, Gilbert, Arizona
1995-1996, Educator, Apache Junction School District, Apache Junction, AZ. 1994-1995, Educator, Jordon School District, Sandy, Utah
1990-1994, Manager, Ocean Pool Service, Scottsdale, AZ
1984-1990, Consulting Executive placement, McCormick Group, Scottsdale, AZ. 1976-1984, Assembly Line, General Motors Corporation, Lockport, NY.

Education:   Lockport Senior High, Lockport, NY (1974)
             Arizona State University, BAE Degree (1992)

Ed DeStefano, Corporate Secretary for Business Translation Services, Inc.

1952-1953, Intern, Gibbs & Cox, Manhattan, NY (Ship Builders)
1954-1955, U.S. Army, United States of America.
1956-1957, Sales of Bread and Cake, Dugan Brothers, Flushing, NY.
1958-1965, Supervisor, Julian Freich, Wholesaler Meat, Long Island City, NY. 1965-1978, Owner, Town and County Provisions, Wholesale Meat Distributor,
           Mineola, Long Island, NY
1979-1983, General Sales Manager, AL Piano Datson, Westlake, California. 1984-1988, General Manager, Taft Electric, Telephone Communications, Ventura,
           California
1989-1994, Owner, Wholesale Cellular Distributorship, Gardinia, California. 1995-1998, General Manager, All State Cellular, San Diego, California 1999-Present, President, Wireless Wizard, Las Vegas, Nevada
1999-Present, Loan Representative, First Mortgage Corporation, Diamond Bar,
              California


D. Involvement on Certain Material Legal Proceedings During the Last Five
   Years.

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No bankruptcy petitions have been filed by or against any business or property of the Company.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

(5) The directors serve for a term of one year, as stated in the Company's By-laws, the directors are elected at the annual meeting of the stockholders which shall be held on the first Monday in August.

Item 6.  Remuneration of Directors and Executive Officers

A.  Remuneration of Directors and Executive Officers

(1)  Compensation of Executive Officers


Compensation of Executive Officer

Name              Title           Salary          Bonus    Common Stock
--------------------------------------------------------------------------
David Benedetti   President/CEO   $6,000(1)(2)    None     None
Ed DeStefano      Sec/Director    None(1)(2)      None     None


All Executive Officers as a Group (2 persons)

(1) Due to the development stage nature of the Company, the Company's lack of revenues, and the Company's limited financial resources, the Company is paying its President a minimal salary. The Corporate Secretary has agreed not to take any salary until the Company becomes profitable. Additionally, there are no preliminary agreements or understandings with respect to payments to officers and directors in the future.

(2) Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from July 1, 1999 to May 31, 2000 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only directors are its current executive officers.

Item 7.  Interest of Management and Others in Certain Transactions

By Corporate Resolution, the Company hired the professional services of G. Brad Beckstead, Certified Public Accountant, to perform audited financials for the Company. Mr. Beckstead owns no stock in the Company. The company has no formal contracts with its accountant, he is paid on a fee for service basis.

The officers and directors of the Company and may in the future become shareholders, officers or directors of other companies which may be engaged in business activities similar to those conducted by the Company.
Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Because of the development stage nature of the Company and its relatively recent inception, July 1, 1999, the Company has no other relationships or transactions.

                               Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

A.  Market Information

The Common Stock of the Company is currently not traded on the OTC Bulletin Board or any other formal or national securities exchange. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. At this time, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after market for the Company's securities, but the Company may initiate such discussions in the future following receipt of an effective date for this Registration Statement. Being a start-up company, there is no fiscal history to disclose.

There is currently no Common stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock. Additionally, there is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by security holders. Also, there is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.  Dividends

The Company has never paid or declared any dividend on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

C.  Holders

As of May 31, 2000, the Company has approximately 54 stockholders of record. Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

D.  Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.


E.  Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is: Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 2.  Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 3.  Recent Sale of Unregistered Securities

On July 27, 1999, the Company issued 750,000 shares of its $.001 par value common stock for cash of $1,500. An original stock offering was made pursuant to Nevada Revised Statues Chapter 90.490. This offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1993, as amended, pursuant to Regulation D, Rule 504, of the Act. Additionally, the Company sold four hundred fifty thousand seven hundred fifty (450,750) shares of its common stock in connection with a public offering at a price of $0.10 per share for $45,075 in cash to approximately 52 shareholders. The offering was closed January 31, 2000. A Form D, was filed with the Securities and Exchange Commission on or about February 9, 2000.
On March 28, 2000, the Company issued 1,000,000 shares of its $.001 par value common stock at $0.10 per share for cash of $10,000. As of May 31, 2000, the Company has two million two hundred thousand seven hundred fifty (2,200,750) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately fifty-four (54) shareholders of record, including the company's founder.

Item 4.  Description of Securities

A.  Common Stock

(1) Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro-rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this registration statement.

(2) Potential Liabilities of Common Stockholders to State and Local Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

(b) Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

(c) Other Securities To Be Registered

The Company is not registering any security other than its common stock.

Item 5.  Indemnification of Directors and Officers

THE ARTICLES OF INCORPORATION OF THE COMPANY PROVIDE FOR INDEMNIFICATION OF EMPLOYEES AND OFFICERS IN CERTAIN CASES. INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURTIES AND EXCHANGE COMMISSION SUCH NDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

Article 7 of the Articles of Incorporation states: "Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the Corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article. Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time without respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchased or maintain insurance on behalf of any person who is or was a director or officer."

Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

   a) Business Translation Services, Inc.
                                                                 Page

Financial Statements

  Report of G. Brad Beckstead, CPA                                F-1

  Balance Sheet as of May 31, 2000                                F-2

  Statement of Operations for the period from
       July 1, 1999 through May 31, 2000                          F-3

  Statement of Stockholder's Equity for the period from
       July 1, 1999 through May 31, 2000                          F-4

  Statement of Cash Flows for the period from
       July 1, 1999 through May 31, 2000                          F-5

  Notes to Financial Statements                                   F-6


 b) Interim Financial Statements are not provided at this time as they are not applicable at this time

 c) Financial Statements of Businesses Acquired or to be acquired are not provided at this time as they are not applicable at this time.

 d) Proforma Financial Information is not provided at this time as it is not applicable at this time.

Item 2. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None--Not Applicable

                    Business Translation Services, Inc.

                      (A Development Stage Company)

                          FINANCIAL STATEMENTS

                            May 31, 2000

                  Business Translation Services, Inc.
                     (A Development Stage Company)

                             Balance Sheet
                                as of
                            May 31, 2000

                                 and

                         Statements of Income,
                       Stockholders' Equity, and
                              Cash Flows
                            for the period
                      July 1, 1999 (Inception)
                           To May 31, 2000

                 BUSINESS TRANSLATION SERVICES, INC.
                         TABLE OF CONTENTS

                                                   PAGE #

FINANCIAL STATEMENTSS

INDEPENDENT AUDITORS REPORT                        F-1

BALANCE SHEET                                      F-2

STATEMENT OF OPERATIONS                            F-3

STATEMENT OF STOCKHOLDERS' EQUITY                  F-4

STATEMENT OF CASH FLOWS                            F-5

NOTES TO FINANCIAL STATEMENTS                      F-6-7



G. BRAD BECKSTEAD
Certified Public Accountant
330 E. Warm Springs
Las Vegas, NV 89119
702.528.1984
425.928.2877 (efax)

INDEPENDENT AUDITOR'S REPORT


June 6, 2000

Board of Directors
Business Translation Services, Inc.
Las Vegas, NV

I have audited the Balance Sheet of Business Translation Services, Inc.(the "Company") (A Development Stage Company), as of May 31, 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period July 1, 1999 (Date of Inception) to
May 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Business Translation Services, Inc., (A Development Stage Company), as of May 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in
Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  G. Brad Beckstead

G. Brad Beckstead, CPA

                   Business Translation Services, Inc.
                      (A Development Stage Company)

                            Balance Sheet
                               May 31


BALANCE SHEET


ASSETS                                            2000
                                              ---------

Cash and equivalents                          $ 54,980
                                              ---------

Total Assets                                  $ 54,980
                                              ========

Liabilities and Stockholders' Equity

Common stock, $0.001 par value,
    25,000,000 shares authorized;
    2,200,750 shares issued and
    outstanding at 3/31/00                       2,201

Additional paid-in capital                      54,374

Deficit accumulated during development stage   (1,595)
                                              --------

Total Stockholders' Equity                      54,980
                                              --------

Total Liabilities and Stockholders' Equity    $ 54,980
                                              ========



            See accompanying "Independent Auditor's Report"

                   Business Translation Services, Inc.
                       (A Development Stage Company)


                           Income Statement
                            For the period
                July 1, 1999 (Date of Inception) to
                             May 31, 2000

                             July 1, 1999
                            (Inception) to
                             May 31, 2000


INCOME STATEMENT


Revenue                                        $     -0-

General and administrative expenses               (1,595)
                                               __________


Net loss                                       $  (1,595)
                                               ==========


Weighted average number of
common shares outstanding                       2,200,750

Net loss per share                             $      -0-
                                               ==========


            See accompanying "Independent Auditor's Report"

                      Business Translation Services, Inc.
                         (A Development Stage Company)

                 Statement of Changes in Stockholders' Equity
                                For the period
                     July 1, 1999 (Date of Inception)
                                to May 31, 2000


CHANGES IN STOCKHOLDERS' EQUITY


                                                 Deficit
                                                 Accumulated
                    Common Stock     Additional  During         Total
                                      Paid-in    Development    Stockholders'
                    Shares Amount     Capital    Stage          Equity
                  ----------------------------------------------------------

July 27, 1999
Issued for cash     750,000   750       750                       1,500

January 31, 2000
Issued for cash
pursuant to Reg. D,
Rule 504 offering   450,750   451    44,624                      45,075

March 28, 2000
Issued to
director
for cash          1,000,000 1,000     9,000                      10,000

Net Loss,
July 1, 1999
(inception) to
May 31, 2000                                       (1,595)       (1,595)
                 _______________________________________________________

Balance as of
May 31, 2000     2,200,750 $2,201   $54,374       $(1,595)       $54,980
                 ========= ======   =======       ========       =======


            See accompanying "Independent Auditor's Report"

                     Business Translation Services, Inc.
                        (A Development Stage Company)

                          Statement of Cash Flows
                              For the period
                    July 1, 1999 (Date of Inception)
                              to May 31, 2000


STATEMENT OF CASH FLOWS

CASH FLOWS USED BY OPERATING ACTIVITIES
Net loss                                          (1,595)
                                                  _______

Net cash used by operating activities             (1,595)
                                                  _______

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash used by investing activities                 -0-
                                                  _______

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of capital stock                           2,201

Additional paid-in capital                         54,374
                                                   ______

Net cash provided by financing activities          56,375
                                                   ______

Beginning cash and equivalents                        -0-
                                                   ______

Ending cash and equivalents                        54,980
                                                   ======

NON-CASH TRANSACTIONS

Interest expense                                      -0-
Income taxes                                          -0-


            See accompanying "Independent Auditor's Report"

                     Business Translation Services, Inc.
                         (A Development Stage Company)
                                  Footnotes


Note 1 - History and organization of the company

The Company was organized July 1, 1999 (Date of Inception) under the laws of the State of Nevada. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 25,000,000 shares of $0.001 par value common stock.

Note 2 - Summary of significant accounting policies

Accounting policies and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.

2. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

3. The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. $30,000 has been deposited to a Money Market Account, and is considered a cash equivalent as of May 31, 2000.

4. Earnings per share (EPS) is computed using the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible preferred stock and warrants, basic and diluted EPS are the same. The Company had no dilutive common stock equivalents such as stock options as of March 31, 2000.

5. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

6. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued.

7. The Company has adopted December 31 as its fiscal year end.

Note 3 - Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

There is no provision for income taxes for the year ended March 31, 2000, due to the net loss and no state income tax in Nevada.

                     Business Translation Services, Inc.
                         (A Development Stage Company)
                                  Footnotes



Note 4 - Stockholders' Equity

The Company is authorized to issue 25,000,000 shares of its $0.001 par value common stock.

On July 27, 1999, the Company issued 750,000 shares of its $.001 par value common stock for cash of $1,500. Of the total amount, $750 is considered common stock, and $750 is considered additional paid-in capital.

On January 31, 2000, the Company issued 450,750 shares of its $.001 par value common stock at $0.10 per share, pursuant to a SEC Regulation D, Rule 504 offering, for cash of $45,075. Of the total amount, $451 is considered common stock, and $44,624 is considered additional paid-in capital.

On March 28, 2000, the Company issued 1,000,000 shares of its $.001 par value common stock at $0.10 per share to a Company director for cash of $10,000. Of the total amount, $1,000 is considered common stock, and $9,000 is considered additional paid-in capital.

There have been no other issuances of common or preferred stock.

Note 5 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.


Note 6 - Related party transactions

The Company does not lease or rent any property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 7 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Note 7 - Year 2000 issue

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

                                 Part III

Item 1.  Index to Exhibits (Pursuant to Item 601 of Regulation SB)

EXHIBIT INDEX

The following exhibits are filed as part of this Registration statement with the Securities and Exchange Commission, following Item 601 of Regulation S-B. All exhibits refer to Foxy Jewelry, Inc., unless otherwise indicated.

-------------------------------------------------------------------------
       EXHIBITS
    SEC REFERENCE     TITLE OF DOCUMENT                   LOCATION
        NUMBER
-------------------------------------------------------------------------
         3.1          Articles of Incorporation           This Filing
                      (Filed on July 1, 1999)
-------------------------------------------------------------------------
         3.2          Certificate of Amendment to         Previously
                      Articles of Incorporation*          filed
                      (Filed July 26, 1999
-------------------------------------------------------------------------
         3.3          Bylaws*                             Previously
                      (Adopted July 28, 1999)             filed
-------------------------------------------------------------------------
         4.1          Sample Stock Certificate*           Previously
                                                          filed
-------------------------------------------------------------------------
        10.1          Material Contract                   Previously
                      Employment Contract*                filed
-------------------------------------------------------------------------
        23.1          Consent of G. Brad Beckstead, CPA*  Previously
                                                          filed
-------------------------------------------------------------------------
        27.1          Financial Data Schedule*            Previously
                                                          filed
-------------------------------------------------------------------------
        99.1          Notice of Effectiveness issued by   Previously
                      Nevada Secretary of State*          filed
-------------------------------------------------------------------------
* Previously filed as an exhibit to the Company's Form 10SB12G filed on June 19, 2000 with the U.S. Securities and Exchange Commission.

                                 SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Business Translation Services, Inc.
                                 ------------------------------------
                                 (Registrant)

Date:  October 26, 2001
By: /s/ David Benedetti
-----------------------
David Benedetti
Chairman of the Board, President, Chief Executive Officer, and CFO


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Business Translation Services, Inc.
                                 ------------------------------------
                                 (Registrant)

Date:  October 26, 2001
By: /s/ Ed DeStefano
-----------------------
Ed DeStefano
Corporate Secretary